HCA Holdings, Inc.
One Park Plaza
Nashville, TN 37203
February 14, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCA Holdings, Inc. Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 Filed February 7, 2011 File No. 001-11239
Dear Mr. Riedler:
          On behalf of HCA Holdings, Inc. (the “Company”), please find below the Company’s response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 11, 2011 (the “Comment Letter”), concerning the Company’s Information Statement on Schedule 14C filed February 7, 2011 (the “Information Statement”).
          For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response.
Action 2 — Amendment and Restatement of HCA Holdings, Inc. Certificate of Incorporation, page 14
1.	We note that you will be amending numerous provisions of the company’s certificate of incorporation which materially affect shareholder’s rights. Please revise your disclosure to provide a more clear and complete description of each amended provision and compare each to the current provisions of the certificate of incorporation.
          The disclosure on pages 14-19 of the Information Statement has been revised in accordance with the Staff’s comment.

          The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          Please do not hesitate to contact me at (615) 344-5881 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ John M. Franck II
Vice President-Legal & Corporate Secretary

cc:	Laura Crotty, Securities and Exchange Commission

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